RECEIVED

2007 JAN 31 A 10:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

82-34698

Stockholm, January 23, 2007

07020687

SUPPL

Investor AB welcomes the withdrawal of the bid for Scania

Investor AB welcomes today's announcement by MAN that its bid for Scania will be withdrawn. Investor rejected the offer as it neither provided the foundation for identifying the right structure of a combination nor reflected the value or potential of Scania.

Investor will continue to support Scania's successful development as a stand-alone company, but we will naturally evaluate possible industrial partnerships and combinations in order to develop Scania further. Amicable discussions with MAN and VW are a priority. The lapse of the bid provides an opportunity to do so without time pressure.

PROCESSED

FEB 0 2 2007

THOMSON FINANCIAL

For further information:

Fredrik Lindgren, Vice President, Corporate Communications
+46 8 614 2031, Mobile: +46 73 524 2031

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.